SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that Eletrobras approved the transformation of the credits held by the Company at Eletronuclear - Termonuclear Eletrobras S.A (subsidiary of Eletrobras), into Advance for Future Capital Increase, and its subsequent capitalization.  Said credits derive from the outstanding balance of loans granted in the amount of R$ 3,051 million referring to the base date of October 31, 2010.  The transaction is subject to the assent of the Department of Coordination and Governance of State Owned Companies - DEST, the Ministry of Finance and the General Attorney of the Treasury - PGFN.

This transaction, in line with the Transformation Plan of the Eletrobras System, which has among its objectives the improvement of corporate governance and corporate sustainability of its companies, will complement the transaction announced on October 30, 2009, the debt of the other companies of the Eletrobras System, in the amount of R$ 11.8 billion, was capitalized.

The outstanding balance of financing of Eletronuclear on October 31, 2010 showed the following composition:

Item	R$ million
Ordinary funds from Eletrobrás	3,051
RGR Funds	512
Fund in Euros passed through by Eletrobras	114
Total	3,677

Rio de Janeiro, December 16, 2010.

Armando Casado de Araújo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2010
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.